Exhibit 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2006	2005	2004	2003	2002

COMPUTATION OF EARNINGS:

Income before income taxes	$485,235	$452,399	$365,116	$34,486	$511,496

Fixed charges	425,180	269,146	261,137	214,062	144,069

	$910,415	$721,545	$626,253	$248,548	$655,565

COMPUTATION OF FIXED CHARGES:

Fixed charges: (a)

Interest expense	$419,360	$264,276	$251,963	$202,225	$135,928

Implicit interest in rent	5,820	4,870	9,174	11,837	8,141

	$425,180	$269,146	$261,137	$214,062	$144,069

RATIO OF EARNINGS TO FIXED CHARGES	2.1x	2.7x	2.4x	1.2x	4.6x

(a) For purposes of such computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.